Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

August 16, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 4, 2012
File No. 001-16707

Dear Mr. Rosenberg:

As discussed, we are in the process of preparing our response to your letter dated August 2, 2012 setting forth comments of the staff of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012. Please note that, consistent with my voicemail message on August 15, 2012, we intend to respond to the comments no later than Friday, September 7, 2012.

Please feel free to call me at 973-802-6309 if you have any questions.

Very truly yours,

/s/ Peter B. Sayre

Peter B. Sayre

Senior Vice President and Principal Accounting Officer